SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2021 – June 30, 2021) filed with the Tokyo Stock Exchange on Tuesday August 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 3, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2021 – June 30, 2021

August 3, 2021

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2021 to June 30, 2021

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2021

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2021	608,813	13.2%	101,979	124.1%	100,056	47.9%	65,216	30.3%
June 30, 2020	537,641	(2.0%)	45,516	(39.8%)	67,631	(31.6%)	50,048	(27.7%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥81,293 million for the three months ended June 30, 2021 (year-on-year change was a 77.2% increase) and ¥45,876 million for the three months ended June 30, 2020 (year-on-year change was a 5.7% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2021	53.65	53.61
June 30, 2020	40.08	40.05

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2021	13,581,966	3,115,251	3,047,532	22.4%
March 31, 2021	13,563,082	3,103,144	3,028,456	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2021	—	35.00	—	43.00	78.00
March 31, 2022	—	—	—	—	—

March 31, 2022 (Est.)	—	39.00	—	39.00	78.00

3. Forecast for the Year Ending March 31, 2022 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2022	250,000	29.9%

*Note 3:

Although forward-looking statements in this document are based on information currently available to, and assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 4:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,285,724,480 as of June 30, 2021, and 1,285,724,480 as of March 31, 2021.

2. The number of treasury stock was 71,528,557 as of June 30, 2021, and 66,231,916 as of March 31, 2021.

3. The average number of outstanding shares was 1,215,578,051 for the three months ended June 30, 2021, and 1,248,752,101 for the three months ended June 30, 2020.

The Company’s shares held through the Board Incentive Plan Trust (2,154,248 shares as of June 30, 2021 and 2,154,248 shares as of March 31, 2021) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2021

		Three months ended June 30, 2020	Three months ended June 30, 2021	Change
				Amount	Percent
Total Revenues	(millions of yen)	537,641	608,813	71,172	13%
Total Expenses	(millions of yen)	492,125	506,834	14,709	3%
Income before Income Taxes	(millions of yen)	67,631	100,056	32,425	48%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	50,048	65,216	15,168	30%
Earnings Per Share (Basic)	(yen)	40.08	53.65	13.57	34%
(Diluted)	(yen)	40.05	53.61	13.56	34%
ROE (Annualized) *1	(%)	6.8	8.6	1.8	—
ROA (Annualized) *2	(%)	1.53	1.92	0.39	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2021 to June 30, 2021)

Total revenues for the three months ended June 30, 2021 (hereinafter, “the first consolidated period”) increased 13% to ¥608,813 million compared to ¥537,641 million during the same period of the previous fiscal year due to increases in services income, gains on investment securities and dividends, and operating leases revenues despite a decrease in life insurance premiums and related investment income.

Total expenses increased 3% to ¥506,834 million compared to ¥492,125 million during the same period of the previous fiscal year due to increases in selling, general and administrative expenses, services expense and costs of operating leases despite decreases in provision for credit losses and life insurance costs.

On the other hand, equity in net income (loss) of affiliates decreased by ¥17,350 million to losses of ¥4,920 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥2,323 million to ¥2,997 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the first consolidated period increased 48% to ¥100,056 million compared to ¥67,631 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 30% to ¥65,216 million compared to ¥50,048 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 36% to ¥106,881 million compared to the same period of the previous fiscal year.

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for the three months ended June 30, 2020 has been retrospectively restated.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,292	20,279	6,987	53

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,676,063	1,635,925	(40,138)	(2)

Segment profits increased 53% to ¥20,279 million compared to the same period of the previous fiscal year. This increase was due to an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in lending of electronic measuring instruments and IT-related equipment in the rental business.

Segment assets decreased 2% to ¥1,635,925 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases, installment loans and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	1,850	11,013	9,163	495

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	872,095	864,348	(7,747)	(1)

Segment profits increased 495% to ¥11,013 million compared to the same period of the previous fiscal year. This increase was due to an increase in operating leases revenues resulting from sales of real estate under operating leases.

Segment assets decreased 1% to ¥864,348 million compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in operating leases, despite an increase in advances for finance lease and operating lease.

PE Investment and Concession: Private equity investment; concession

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,601	268	(4,333)	(94)

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	378,698	382,004	3,306	1

Segment profits decreased 94% to ¥268 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 1% to ¥382,004 million compared to the end of the previous fiscal year. This increase was due to the allocation of acquisition costs of a subsidiary acquired during the nine months ended December 31, 2020.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,721	4,489	(3,232)	(42)

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	489,174	490,892	1,718	0

Segment profits decreased 42% to ¥4,489 million compared to the same period of the previous fiscal year. This decrease was due to the absence of bargain purchase gains recorded in the same period of the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.

Despite an increase in investment in affiliates, segment assets totaled ¥490,892 million, remaining unchanged compared to the end of the previous fiscal year due to a decrease in property under facility operations.

Insurance: Life insurance

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,255	15,489	(2,766)	(15)

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,959,521	1,951,533	(7,988)	(0)

Despite an increase in life insurance premiums in line with an increase in new insurance contracts, segment profits decreased 15% to ¥15,489 million compared to the same period of the previous fiscal year due to the absence of the reversal of policy liability reserve related to variable life insurance contracts recorded in the same period of the previous fiscal year.

Segment assets totaled ¥1,951,533 million, remaining unchanged compared to the end of the previous fiscal year.

Banking and Credit: Banking and consumer finance

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,903	12,759	856	7

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,690,627	2,702,780	12,153	0

Segment profits increased 7% to ¥12,759 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends.

Segment assets totaled ¥2,702,780 million, remaining unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,584	(4,831)	(12,415)	—

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	601,762	593,642	(8,120)	(1)

Segment profits deceased by ¥12,415 million to losses of ¥4,831 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates as Avolon Holdings Limited recorded losses.

Segment assets decreased 1% to ¥593,642 million compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in operating leases.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(585)	25,163	25,748	—

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,210,777	(9,304)	(1)

Segment profits increased by ¥25,748 million to ¥25,163 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the sales of investees, and the absence of provision for credit losses recorded in the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,210,777 million compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in securities.

ORIX Europe: Asset management of global equity and fixed income

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,189	13,472	6,283	87

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	369,546	368,030	(1,516)	(0)

Segment profits increased 87% to ¥13,472 million compared to the same period of the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.

Despite an increase in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates, segment assets totaled ¥368,030 million, remaining unchanged compared to the end of the previous fiscal year due to a decrease investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	6,857	8,780	1,923	28

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,084,222	1,111,153	26,931	2

Segment profits increased 28% to ¥8,780 million compared to the same period of the previous fiscal year. This increase was due to increases in finance revenues and operating leases revenues, and a decrease in provision for credit losses, partially offset by the absence of gains on sales of subsidiaries and affiliates in Asia recorded in the same period of the previous fiscal year.

Segment assets increased 2% to ¥1,111,153 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases in China, and installment loans in South Korea.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2021	As of June 30, 2021	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,563,082	13,581,966	18,884	0%
(Segment Assets)			11,341,789	11,311,084	(30,705)	(0)%
Total Liabilities	(millions of yen	)	10,459,938	10,466,715	6,777	0%
(Short-term and Long-term Debt)			4,724,102	4,775,489	51,387	1%
(Deposits)			2,317,785	2,290,606	(27,179)	(1)%
Shareholders’ Equity	(millions of yen	)	3,028,456	3,047,532	19,076	1%
Shareholders’ Equity Per Share	(yen)		2,487.77	2,514.38	26.61	1%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets remained flat at ¥13,581,966 million compared to the end of the previous fiscal year due to increases in other assets and cash and cash equivalents being offset by decreases in investment in securities, and trade notes, accounts and other receivable. In addition, segment assets remained flat at ¥11,311,084 million compared to the end of the previous fiscal year.

Total liabilities remained flat at ¥10,466,715 million compared to the end of the previous fiscal year due to an increase in short- term debt being offset by decreases in long- term debt, and trade notes, accounts and other payable.

Shareholders’ equity increased 1% to ¥3,047,532 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2021	As of June 30, 2021
Cash and Cash Equivalents		951,242	1,002,653
Restricted Cash		128,333	133,355
Net Investment in Leases		1,029,518	1,025,763
Installment Loans		3,670,784	3,679,541
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
June 30, 2021	¥86,158 million
Allowance for Credit Losses		(78,945)	(77,904)
Investment in Operating Leases		1,408,189	1,406,898
Investment in Securities		2,660,443	2,637,297
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
June 30, 2021	¥9,135 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
June 30, 2021
Amortized Cost	¥2,028,150 million
Allowance for Credit Losses	¥(120) million
Property under Facility Operations		491,855	488,180
Investment in Affiliates		887,764	890,405
Trade Notes, Accounts and Other Receivable		354,334	320,073
Inventories		142,156	136,897
Office Facilities		246,399	247,621
Other Assets		1,671,010	1,691,187
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
June 30, 2021	¥5,878 million

Total Assets		13,563,082	13,581,966

Liabilities and Equity
Short-term Debt		307,269	456,465
Deposits		2,317,785	2,290,606
Trade Notes, Accounts and Other Payable		260,712	210,398
Policy Liabilities and Policy Account Balances		1,822,422	1,849,661
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
June 30, 2021	¥244,523 million
Current and Deferred Income Taxes		363,460	392,216
Long-term Debt		4,416,833	4,319,024
Other Liabilities		971,457	948,345

Total Liabilities		10,459,938	10,466,715

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	259,585
Retained Earnings		2,744,588	2,757,581
Accumulated Other Comprehensive Income (Loss)		(84,650)	(68,573)
Treasury Stock, at Cost		(111,954)	(122,172)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,047,532
Noncontrolling Interests		74,688	67,719

Total Equity		3,103,144	3,115,251

Total Liabilities and Equity		13,563,082	13,581,966

Note :	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2021	As of June 30, 2021
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(16,208)	(9,827)
Debt valuation adjustments	558	534
Defined benefit pension plans	(21,073)	(21,119)
Foreign currency translation adjustments	(36,456)	(27,553)
Net unrealized losses on derivative instruments	(11,471)	(10,608)

Total	(84,650)	(68,573)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2020	Three months ended June 30, 2021
Revenues :
Finance revenues	65,431	68,302
Gains on investment securities and dividends	2,369	24,129
Operating leases	94,946	113,466
Life insurance premiums and related investment income	116,123	108,098
Sales of goods and real estate	108,365	119,104
Services income	150,407	175,714

Total Revenues	537,641	608,813

Expenses :
Interest expense	22,681	16,919
Costs of operating leases	71,592	79,754
Life insurance costs	85,645	79,763
Costs of goods and real estate sold	92,869	99,068
Services expense	97,599	105,896
Other (income) and expense	5,105	3,511
Selling, general and administrative expenses	108,367	122,085
Provision for credit losses	6,405	(255)
Write-downs of long-lived assets	257	87
Write-downs of securities	1,605	6

Total Expenses	492,125	506,834

Operating Income	45,516	101,979
Equity in Net Income (Loss) of Affiliates	12,430	(4,920)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	5,320	2,997
Bargain Purchase Gain	4,365	0

Income before Income Taxes	67,631	100,056
Provision for Income Taxes	17,176	29,456

Net Income	50,455	70,600

Net Income Attributable to the Noncontrolling Interests	430	5,384

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	50,048	65,216

Note :	Provision for credit losses of loans to affiliates are recorded in equity in net income (loss) of affiliates since the second quarter of fiscal 2021.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(millions of yen)

	Three months ended June 30, 2020	Three months ended June 30, 2021
Net Income :	50,455	70,600

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,406)	6,381
Net change of debt valuation adjustments	(432)	(24)
Net change of defined benefit pension plans	97	(47)
Net change of foreign currency translation adjustments	(1,273)	9,041
Net change of unrealized gains (losses) on derivative instruments	(1,385)	892
Total other comprehensive income (loss)	(4,399)	16,243

Comprehensive Income	46,056	86,843

Comprehensive Income Attributable to the Noncontrolling Interests	307	5,550

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(127)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	45,876	81,293

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In December 2019, Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation and financial position as of and for the three months ended June 30, 2021 by adopting this update, as compared to the guidance that was in effect before the change.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Three Months ended June 30, 2020		Three Months ended June 30, 2021		March 31, 2021	June 30, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	102,072	13,292	109,792	20,279	1,676,063	1,635,925
Real Estate	78,649	1,850	96,762	11,013	872,095	864,348
PE Investment and Concession	89,773	4,601	99,624	268	378,698	382,004
Environment and Energy	33,956	7,721	29,329	4,489	489,174	490,892
Insurance	117,072	18,255	109,181	15,489	1,959,521	1,951,533
Banking and Credit	20,664	11,903	22,826	12,759	2,690,627	2,702,780
Aircraft and Ships	7,547	7,584	8,463	(4,831)	601,762	593,642
ORIX USA	24,769	(585)	47,694	25,163	1,220,081	1,210,777
ORIX Europe	36,165	7,189	50,456	13,472	369,546	368,030
Asia and Australia	28,327	6,857	34,648	8,780	1,084,222	1,111,153

Segment Total	538,994	78,667	608,775	106,881	11,341,789	11,311,084

Difference between Segment Total and Consolidated Amounts	(1,353)	(11,036)	38	(6,825)	2,221,293	2,270,882

Consolidated Amounts	537,641	67,631	608,813	100,056	13,563,082	13,581,966

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for the three months ended June 30, 2020 has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.